Sappi Limited

08 November 2010

Sappi Limited
Reg No 1936/008963/06
JSE Code SAP
ISIN code ZAE 000006284
NYSE code SPP

SENS announcement: Alex Thiel appointed as Sappi Southern Africa divisional CEO

Sappi Limited announced today that Alex Thiel (49) has been appointed as the Chief Executive Officer of Sappi Southern Africa with effect from 01 December 2010.

Mr Thiel, a South African, has been with the Sappi Group for 21 years. He is currently the Group Head of Procurement, a member of the Sappi Limited Executive Committee, and the executive charged with leading the integration of the M-Real business acquired in January 2009 into Sappi Fine Paper Europe.

Mr Thiel joined Sappi in December 1989 as the Executive Assistant to the Executive Chairman in Johannesburg. In April 1993, as part of Sappi’s expansion into Europe, he moved to Brussels as the Administration Manager. With the creation of Sappi Fine Paper Europe (SFPE) he was appointed in February 1998 as Manager Marketing Intelligence. In January 2003 he became the Director Logistics for SFPE. He was appointed as Group Head Procurement in January 2008 and added the responsibilities as Integration Executive on the M-Real transaction from July 2008. He holds a BSc, Mechanical Engineering and an MBA from WITS University in Johannesburg.

Mr Ralph Boëttger, CEO of Sappi Limited said “We are pleased to be able to ensure continuity and stability in our Southern African business with Mr Thiel’s appointment. He has been with the group for a long time and will bring his wide range of experience to bear on his new position as he takes our Southern African businesses forward.”

Denis O’Connor
Group Secretary